Exhibit 99.1

EZGO ANNOUNCES FINANCIAL RESULTS FOR THE SIX MONTHS ENDED MARCH 31, 2025

The following discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors. Our unaudited interim condensed consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

Our vision is to build a leading short-distance transportation solution provider and intelligent manufacturer in China. Leveraging our IoT management platform, we have established a business model centered on the sale of battery packs, electronic control systems and intelligent robots. To explore and expand potential customers, we started to provide comprehensive machine maintenance services during 2023.

For the six months ended March 31, 2024 and 2025, our revenues from continuing operations were $6,803,962, and $6,565,367, respectively. We had a net loss from continuing operations of $4,664,414 and $1,256,852 f or the six months ended March 31, 2024 and 2025, respectively. We currently generate most of our revenues from the sale of battery packs, electronic control systems and maintenance services.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our battery sales volume;

●	our ability to enhance our electronic control system sales volume;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of income for the six months ended March 31, 2024 and 2025, respectively. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

	Six Months Ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Net revenues	$6,803,962	$6,565,367
Cost of revenues -Third parties	(6,195,078)	(5,785,506)
Cost of revenues -Related parties	-	(108,393)
Gross profit	608,884	671,468

Operating expenses:
Selling and marketing	(149,223)	(117,772)
General and administrative	(1,837,698)	(1,200,042)
Research and development	(395,435)	(389,572)
Total operating expenses	(2,382,356)	(1,707,386)

Loss from operations	(1,773,472)	(1,035,918)
Total other (expenses) income, net	(1,395,560)	122,977
Loss from continuing operations before income taxes and share of loss of equity method investments	(3,169,032)	(912,941)
Income tax benefit (expense)	79,488	(21,334)
Share of loss of equity method investments	(45,906)	(93,799)
Net loss from continuing operations	(3,135,450)	(1,028,074)

Loss from operations of discontinued operations before income taxes and share of loss of equity method investments	(1,472,451)	(165,626)
Income tax expenses	-	-
Share of loss of equity method investments	(56,513)	(63,152)
Net loss from discontinued operations	(1,528,964)	(228,778)

Net loss	$(4,664,414)	$(1,256,852)

Net loss from continuing operations	$(3,135,450)	$(1,028,074)
Less: Net loss attributable to non-controlling interests from continuing operations	(91,111)	(68,549)
Net loss attributable to our shareholders from continuing operations	(3,044,339)	(959,525)

Net loss from discontinued operations	(1,528,964)	(228,778)
Less: Net loss attributable to non-controlling interests from discontinued operations	(520,746)	(52,296)
Net loss attributable to our shareholders from discontinued operation	(1,008,218)	(176,482)
Net loss attributable to our shareholders	$(4,052,557)	$(1,136,007)

Components of Results of Operations

Net Revenues from continuing operations

Net revenues from continuing operations for the six months ended March 31, 2025 were approximately $6.6 million, a 3.5% decrease from approximately $6.8 million for the six months ended March 31, 2024. The decrease in revenues was mainly driven by the decrease in sales of cells and packs and sales of electronic control systems, and partially offset by the increase of maintenance service revenue.

The following table identifies revenue from continuing operations, as well as reportable segments for the six months ended March 31, 2024 and 2025:

		For the six months ended March 31,				Change
	Segment	2024	%	2025	%	Amount	%
Sales of battery cells and packs	Battery cells and packs segment	$5,847,751	85.9	$5,518,183	84.0	$(329,568)	(5.6)
Sales of electronic control system	Electronic control system sales segment	739,390	10.9	636,356	9.7	(103,034)	(13.9)
Others	Others	216,821	3.2	410,828	6.3	194,007	89.5
Total net revenue from continuing operations		$6,803,962	100.0	$6,565,367	100.0	$(238,595)	(3.5)

The revenue from sales of battery cells and packs for six months ended March 31, 2025 was $5,518,183, compared to $5,847,751 for six months ended March 31, 2024, representing a slight decrease of 5.6%, which was mainly due to the decrease in sales volume of lead-acid battery due to intensified competition. Overall, the revenue generated from the sales of lithium battery packs was $4,851,428 for the six months ended March 31, 2025, which remains stable compared with the six months ended March 31, 2024. The revenue generated from the sales of the lead-acid battery packs was $373,750 for the six months ended March 31,2025 compared $931,801 for the six months ended March 31, 2024.

The revenue from sales of electronic control systems for six months ended March 31, 2025 was $636,356, decreased by 13.9% compared with the six months ended March 31, 2024, owing to the decreased sales volume due to the downward market environment and the lower price of Changzhou Higgs to maintain the market share.

The revenue from others segment mainly consists of maintenance service revenue. Driven by the customer base accumulated from the electronic control system sales business over the past two years and the growing market demand, the maintenance service revenue increased from $175,627 for six months ended March 31, 2024 to $360,350 for six months ended March 31, 2025, representing an increase of 105.2%.

Cost of Revenues

Cost of revenues consists primarily of purchase cost of battery packs, purchase of components of the electronic control system, depreciation, maintenance, and other overhead expenses.

Our cost of revenues decreased by $301,179, or 4.9%, to $5,893,899 for six months ended March 31,2025 from $6,195,078 for six months ended March 31, 2024, which was primarily due to the decreased sales of battery cells and packs. The change in cost of revenue directly corresponded with the change in revenue from the sales of battery cells and packs segment.

Gross Profit

Gross profit for the six months ended March 31, 2024 and 2025 was $608,884 and $671,468, or 8.9% and 10.2% of net revenues, respectively.

Gross profit margin for six months ended March 31, 2025 increased from 8.9% to 10.2%, primarily due to the higher margin of maintenance service. The increase in gross profit margin of maintenance service increased to 43.1% for the six months ended March 31, 2025 from 24.5% for the six months ended March 31, 2024, which was mainly due to the further amortization of fixed costs with increased revenues and the higher unit price of maintenance labor hours. The gross profit margin from sales of battery cells and packs increased slightly from 4.4% to 4.5% for six months ended March 31, 2025.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by $31,451, or approximately 21.1%, to $117,772 for the six months ended March 31, 2025 from $149,223 for the six months ended March 31, 2024, which was attributable to a decrease of $15,745 in employee payroll expense driven by the decrease in sales department headcount.

General and Administrative Expenses

Our general and administrative expenses decreased by $637,656, or approximately 34.7%, to $1,200,042 for the six months ended March 31, 2025 from $1,837,698 for the six months ended March 31, 2024. The decrease was primarily driven by the decrease in share-based compensation expense of $339,488 and the liquidated damages expense of $138,766 for the six months ended March 31, 2024.

Research and Development Expenses

Our research and development expenses decreased slightly by $5,863, or 1.5%, to $389,572 for the six months ended March 31, 2025 from $395,435 for the six months ended March 31, 2025, which remains relatively stable.

Other Expense/(income), Net

We recorded other expense, net of $1,395,560 and other income, net of $122,977 for the six months ended March 31, 2024 and 2025, respectively. The significant decrease in other expense, net is primarily attributable to the decrease in impairment loss of goodwill, which was approximately $1.4 million for the six months ended March 31, 2024, compared to nil for the six months ended March 31, 2025.

Income Tax (Benefits)/Expense, Net

We recorded income tax benefits of $79,488 and income tax expense of $21,334 for the six months ended March 31, 2024 and 2025, respectively. The reason was due to the shift from the recognition of deferred tax assets for the six months ended March 31, 2024 to the recognition of deferred tax liabilities for the six months ended March 31, 2025, owing to the decrease of interest income from related parties.

Loss from discontinued operations

Due to the declining performance of sales of e-bicycle business, we determined to dispose the variable interest entity, Jiangsu EZGO Electronic Technologies Co., Ltd. (“Jiangsu EZGO”), and its subsidiaries. On March 30, 2025, our Board of Directors approved this disposal of Jiangsu EZGO and its subsidiaries. The VIE and subsidiaries mainly operated in sales of E-bicycles business in PRC. The disposal of the sales of E-bicycles business represented a strategic shifts that had a major impact on our financial results, and met the held-for-sale criteria, which trigger discontinued operations accounting in accordance with ASC 205-20-45. Therefore, the historical financial results of the sales of E-bicycles business were classified as discontinued operation and the related assets and liabilities associated with the discontinued operations of the prior year were reclassified as assets/liabilities held for sale to provide comparable financial information.

Loss from discontinued operations was $1.5 million and $0.2 million for the six months ended 2024 and 2025, respectively. The decrease in loss from discontinued operations mainly resulted from the shift from gross loss for the six months ended 2024 to gross profit for the six months ended 2025, and the decrease in general and administrative expenses from discontinued operations:

Net revenue from discontinued operations mainly consists of the revenue generated from the sales of e-bicycles for the six months ended March 31, 2024 and 2025. Net revenue from discontinued operations decreased by 57.5% to $752,748 for six months ended March 31, 2025 from $1,771,339 for six months ended March 31, 2024, mainly due to the decline sales volume of the e-bicycles resulted from the fierce competition of the e-bicycle industry.

Cost of revenues from discontinued operations mainly consists of the purchase cost of e-bicycles and the depreciation cost for charging piles rental business. Cost of revenues from discontinued operations decreased by 61.1% to $736,438 for six months ended March 31, 2025 from $1,892,416 for six months ended March 31, 2024. The decrease in the cost of sales of e-bicycles was in line with the decrease in its revenues. The cost of charging piles rental business, which generated minimal revenue, dropped significantly, driven by the decrease in depreciation cost from the charging piles disposed in June 2024. Consequently, the gross profit from discontinued operations shifted from a gross loss of $121,077 for the six months ended March 31, 2024 to a gross profit of $16,310 for the six months ended March 31, 2025.

General and administrative expenses from discontinued operations mainly decreased by 90.9% to $111,527 for six months ended March 31, 2025 from $1,227,262 for the six months ended March 31, 2024, which was primarily due to the decrease in credit losses for accounts receivable and advances to suppliers. For the six months ended March 31, 2025, the credit losses for accounts receivable and advances to suppliers for discontinued operations amounted to $1,590 and nil, respectively, compared to $946,578 and $209,046 for the six months ended March 31, 2024, respectively.

Net Loss from continuing and discontinued operations

Net loss from continuing and discontinued operations for the six months ended March 31, 2025 was approximately $1.3 million, compared to approximately $4.7 million for the same period in 2024, as a result of the explanations discussed above.

Segment Information

We operate in three segments for the six months ended March 31, 2024 and 2025: (i) sales of battery cells and packs, (ii) sales of electronic control system and (iii) others, which mainly included the sales of second-hand machinery, the provision of maintenance services and photovoltaic engineering contracting. The sales of battery cells and packs segment engaged in selling battery packs. The electronic control system and intelligent robot segment engage in selling electronic control systems and intelligent robots. To explore and expand potential customers, we started to provide comprehensive machine maintenance services during 2023, and started to provide second-hand machinery sales during 2024. The revenue from comprehensive machine maintenance service and second-hand machinery sales for six months ended March 31, 2025 was included in others segment for segment reporting.

The following tables present a summary of each reportable segment’s revenue and income from continuing operations—excluding the e-bicycle sales segment, which is disclosed as a discontinued operation for the six months ended March 31, 2024, and 2025:

	Six months Ended March 31, 2024
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total
Revenue from external customers	$5,847,751	$739,390	$216,821	$6,803,962
Segment loss before tax and share of loss of equity method investments	(172,846)	(1,825,115)	(1,171,071)	(3,169,032)
Segment gross profit margin	4.4%	43.7%	14.4%	8.9%

	Six months Ended March 31, 2025
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total
Revenue from external customers	$5,518,183	$636,356	$410,828	$6,565,367
Segment loss before tax and share of loss of equity method investments	(88,207)	(95,106)	(729,628)	(912,941)
Segment gross profit margin	4.5%	41.7%	38.9%	10.2%

Liquidity and Capital Resources

Our liquidity is based on our ability to enhance its operating cash flow position, obtain capital financing from equity interest investors, initial public offering, and borrow funds to fund its general operations and capital expenditure. Our ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. We would also further consider financing from bank credit or shareholder capital injection to enhance capital turnover and liquidity position if necessary.

We plan to support our future operations primarily from cash generated from our operations. We may, however, require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of March 31, 2025, we had cash and cash equivalents of $372,562 and positive working capital of $19,055,916 which was derived from continuing operations and the current liabilities exceeded the current liabilities by $1,579,788 for discontinued operation. For the six months ended March 31, 2024 and 2025, the Company suffered operating loss from continuing operations of $1,773,472, and $1,035,918, and operating cash outflow from continuing operations of $10,849,059, and operating cash inflow from continuing operations $204,129, respectively.

Since the current financial factors raise doubt about our ability to continue as a going concern, the management has made mitigation plans to alleviate liquidity pressure, including:

(i)	On [ ], 2025, we entered into a funding support agreement with [], [], in which [] promised to provide a line of credit in the amount up to RMB45,000,000 ($6,412,449). This agreement will expire on [], 2026. We can rely on []’s funding support to ensure the sufficiency of our cash flow through the next twelve months since the issuance of the unaudited interim condensed consolidated financial statements.

(ii)	We are continually making efforts to improve operating efficiency and reducing discretionary spending, including: (1) optimizing in general and administrative headcount and reduction in general and administrative expenditures, (2) accelerating the collection speed and (3) reducing the reliance on advance payments.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiary. However, we have no present plans to declare a dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds from the private placement in 2024, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations (1996), as amended in 2008. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities from continuing operations	(10,849,059)	204,129
Net cash provided by operating activities from discontinued operations	138,853	750,707
Net cash (used in) provided by operating activities	(10,710,206)	954,836

Net cash used in investing activities from continuing operations	(10,840,477)	(2,519,831)
Net cash provided by investing activities from discontinued operations	427,990	203,511
Net cash used in investing activities	(10,412,487)	(2,316,320)

Net cash provided by (used in) financing activities from continuing operations	4,409,485	(3,053,710)
Net cash (used in) provided by financing activities from discontinued operation	113,260	36,428
Net cash provided by (used in) financing activities	4,522,745	(3,017,282)

Effect of exchange rate changes	3,272	310,143

Net decrease in cash, cash equivalents and restricted cash	(16,596,676)	(4,068,623)
Cash, cash equivalents and restricted cash, at beginning of the period	17,253,995	4,459,307
Cash, cash equivalents and restricted cash, at end of the period	$657,319	$390,684
Less: cash and cash equivalents from the discontinued operations, end of the period	16,443	18,122
Cash and cash equivalent from the continuing operations, end of the period	640,876	372,562

Operating Activities

Net cash used in operating activities from the continuing operations was $10,849,059 for the six months ended March 31,2024, primarily derived from (1) a net loss from continuing operations of $3,135,450, adjusted by (i) impairment loss of goodwill of $1,362,044, (ii) share-based compensation of $360,738, (iii) depreciation and amortization of $332,367, (iv) fair value changes in contingent asset of $310,667; (2) an increase in advances to suppliers of $4,185,829, primarily due to prepayment for purchase of customized equipment; (3) an increase in inventories of $3,429,869 mainly due to higher purchase volumes amid lower battery prices at quarter-end; (4) an increase in prepaid expenses and other current assets of $1,292,014; (5) and an increase in accounts receivables of $1,161,307 mainly due to the growth in sales of batteries and battery packs.

Net cash provided by operating activities from the discontinued operations was $138,853 for the six months ended March 31,2024, primarily derived from (1) a net loss from discontinued operations of $1,528,964, adjusted by (i) credit losses for accounts receivable of $946,578, and (ii) depreciation and amortization of $200,583; (2) a decrease in prepaid expenses and other current assets of $675,781, and (3) a decrease in advance to suppliers of $623,686, and partially offset by (4) a decrease in accounts payable of $480,175, and (5) a decrease in advance from customers of $454,918.

Net cash provided by operating activities from the continuing operations was $204,129 for the six months ended March 31,2025, primarily derived from (1) a net loss from continuing operations of $1,028,074, adjusted by (i) depreciation and amortization of $332,349, (ii) share of loss of equity method investments of $93,799, and (iii) imputed interest on a related party loan of $84,342; (2) a decrease in advances to suppliers of $5,394,854 due to the scheduled delivery of inventory, and partially offset by (3) an increase in inventories of $4,335,000 mainly due to higher purchase volumes amid lower battery prices at quarter-end.

Net cash provided by operating activities from the discontinued operations was $750,707 for the six months ended March 31,2025, primarily derived from (1) a net loss from discontinued operations of $228,778, adjusted by (i) share of loss of equity method investments of $63,152, and (ii) depreciation and amortization of $24,671; (2) a decrease in amount due from related parties of $1,103,468, mainly due to the collection of e-bicycle sales; (3) an increase in amount due to related parties of $892,802, mainly due to the increase in payable for e-bicycles purchase, and (4) a decrease of prepaid expenses and other current assets of $718,950 due to the collection of interest of loan from a third party, and partially offset by (5) an increase of accounts receivable of $1,821,408.

Investing Activities

For the six months ended March 31, 2024, net cash used in investing activities from the continuing operations was $10,840,477, consisted of (1) purchases for property, plants and equipment of $3,342,151; (2) prepayment for intended long-term investment of $3,219,361; (3) loans to related parties of $2,778,965, and (4) purchase of a short-term investment of $1,500,000.

For the six months ended March 31, 2024, net cash provided by investing activities from the discontinued operations was $427,990, mainly consisting of the net cash inflow from disposal of Tianjin Jiahao $457,094.

For the six months ended March 31, 2025, net cash used in investing activities from the continuing operations was $2,519,831, mainly consisted of (1) loans to related parties of $3,043,743; (2) prepayment for construction in progress of $1,299,447, partially offset by the proceed from redemption of the short-term investment purchased in December, 2023 of $1,574,882.

For the six months ended March 31, 2025, net cash provided by investing activities from the discontinued operations was $203,511, mainly consisting of the net cash inflow from disposal of Tianjin Jiahao $206,063.

Financing Activities

For the six months ended March 31, 2024, net cash provided by financing activities from continuing operations was $4,409,485, primarily consisting of proceeds from short-term borrowings of $2,581,039 and long-term borrowings of $2,483,903, and partially offset by the repayments of short-term borrowings of $735,457.

For the six months ended March 31, 2024, net cash provided by financing activities from discontinued operations was $113,260, consisting of interest-free loans from related parties of $573,962 and partially offset by the interest-free repayments of loans from related parties of $460,702.

For the six months ended March 31, 2025, net cash used in financing activities from continuing operations was $3,053,710, primarily consisting of the repayments of short-term borrowings of $1,438,292 and the repayments of loans from related parties of $1,382,973.

For the six months ended March 31, 2025, net cash provided by financing activities from discontinued operations was $36,428, consisting of interest-free loans from related parties of $589,617 and partially offset by the repayments of interest-free loans from related parties of $553,189.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Critical Accounting Policies and Estimates

Our unaudited interim condensed CFS were prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities on the date of the unaudited interim condensed CFS, and the reported amounts of revenues and expense incurred during the financial reporting period and accompanying notes. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting policies and estimates should be read in conjunction with Note 2 in our unaudited interim condensed CFS for the six months ended March 31, 2024 and 2025, for more information on our critical accounting policies.

Use of estimates

The preparation of unaudited interim condensed CFS in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed CFS and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including, but not limiting to, allowance for credit losses, non-marketable equity investments and determination of other-than-temporary impairment, inventory provision, goodwill impairment, initial measurement of leases, revenue recognition, fair value of the warrants, share-based compensation arrangements, contingencies, the useful lives of property, plants and equipment and intangible assets, impairment of investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

Short-term investments

Short-term investments include fixed deposit receipt, which is classified based on the nature and characteristics. Fixed deposit receipt is measured at amortized cost, which is classified as held-to-maturity debt investments in accordance with ASC topic 310 (“ASC 310”), Receivables.

Credit losses

In accordance with Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses” (Topic 326), we estimate and record an expected lifetime credit loss by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires us to recognize our estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on our financial statements.

Our accounts receivable, notes receivable, amounts due from related parties and certain receivables which are included in prepaid expenses and other current assets line items in the balance sheet are within the scope of ASC Topic 326. We use an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment based on various factors, including aging of receivable balances, historical experience, creditworthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect our ability to collect from the debtors. We also apply current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Accounts receivable, net

Accounts receivable, net are stated at the original amounts less allowances for credit losses. Accounts receivable are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional.

Goodwill, net

Goodwill is the excess of the purchase price over FV of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of September 30 of each balance sheet date and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. We first have the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than it’s carrying amount.

If we decide, as a result of its qualitative assessment, that it is more likely than not that the FV of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the FV of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its FV, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the FV of each reporting unit. The judgment in estimating the FV of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of FV for each reporting unit.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount.

Revenue recognition

We recognize revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Our revenues are mainly generated from 1) sales of products, 2) maintenance services and 3) other services.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of products

We sell products to different customers, primarily battery cells and packs, e-bicycles (see Note 12 Discontinued Operation), electronic control systems and second-hand machinery. We identify one performance obligation in providing the products for a fixed consideration as stated in the sales contract. We present the revenue generated from its sales of products on a gross basis as we act as the principal. The revenue is recognized when we satisfy the performance obligation by transferring the promised product to the customers upon acceptance by customers.

We generally provide different warrant periods for different products: a six-month warranty period for battery packs, and a one-year warranty period for electronic control systems. The customers are required to perform product quality check upon acceptance of delivery and the warranty covers only production defects. Customers do not have the option to purchase a warranty separately, nor does a warranty provide services other than a warranty. Therefore, warranty costs are considered as accrued performance costs rather than performance obligations. As of September 30, 2024 and March 31, 2025, there is no warranty claim by customer and we did not accounted provision for warranty cost related to product quality issues in the unaudited condensed consolidated balance sheet as we believe that the likelihood of warranty claims is remote or immaterial, based on historical experience, the nature of the products, and other relevant factors.

Revenue from maintenance services

We provide comprehensive machine maintenance services, usually through a separate contract specified for the provision of maintenance service. In accordance with the detailed requirements in the contract, we implement a targeted maintenance strategy for machines in need of repair. We identify one performance obligation in providing maintenance service for a fixed consideration as stated in the sales contract. We present the revenue generated from our sales of products on a gross basis as we act as the principal. The revenue is recognized when we satisfy the performance obligation by completion of maintenance service upon acceptance by customers.

Revenue from other services

We also provide other services mainly including photovoltaic engineering contracting and e-bicycles assembly. We identify one performance obligation in the provision of services in the contract and recognized revenue at a point time when we satisfy the performance obligation upon acceptance by customers. For photovoltaic engineering contracting, we do not directly engage in the construction but rather serves as an intermediatory to connect the party awarding with suitable contractors. Therefore, we present the revenue from photovoltaic engineering contracting on a net basis as we act an agent.

Recent accounting standards

We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. We do not expect to adopt this guidance early and do not expect the adoption of this ASU to have a material impact on our future consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. We do not expect to adopt this guidance early and do not expect the adoption of this ASU to have a material impact on our future consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In March 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2025-02 “Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto- Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to our unaudited interim condensed CFS.

Quantitative and Qualitative Disclosures about Market Risks

We are also exposed to liquidity risk which is a risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Inflation risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023 and 2024 increased 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.